                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549



                                     SCHEDULE 13G



                      UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                Zimmerman Sign Company
                    ------------------------------------------------
                                   (Name of issuer)

                       Common Stock, par value $0.01 per share
                    ------------------------------------------------
                            (Title of class of securities)

                                      989580-10-5
                    ------------------------------------------------
                                    (CUSIP Number)






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 5 Pages

-----------------------                                 -----------------------
CUSIP NO. 989580-10-5                  13G                    PAGE 2 OF 5 PAGES
-----------------------                                 -----------------------
-------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        DAVID E. ANDERSON
-------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *                 (a)  / /
                                                                       (b)  / /
-------------------------------------------------------------------------------
3   SEC USE ONLY

-------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
-------------------------------------------------------------------------------
    NUMBER OF          5    SOLE VOTING POWER
     SHARES                       252,423
   BENEFICIALLY        --------------------------------------------------------
    OWNED BY           6    SHARED VOTING POWER
      EACH                        -0-
    REPORTING          --------------------------------------------------------
     PERSON            7    SOLE DISPOSITIVE POWER
      WITH                        252,423
                       --------------------------------------------------------
                       8    SHARED DISPOSITIVE POWER
                                  -0-
-------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        252,423
-------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *
                                                                            / /
-------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        13.6%
-------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON

        IN
-------------------------------------------------------------------------------

Item 1(a).   NAME OF ISSUER.

             The name of the Issuer is Zimmerman Sign Company

Item 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.

             The Issuer's principal executive offices are located at 9846 Hwy. 31 East, Tyler, Texas.

Item 2(a).   NAME OF PERSON FILING.

             This statement is being filed on behalf of David E. Anderson.

Item 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE.

             The address of the principal business office of Mr. Anderson is 8350 North Central Expressway, Suite 600, Dallas, Texas 75206.

Item 2(c).   CITIZENSHIP.

             Mr. Anderson is a citizen of the United States of America.

Item 2(d).   TITLE OF CLASS OF SECURITIES.

             This statement relates to shares of common stock, par value of $0.01 per share ("Common Stock") of the Issuer.

Item 2(e).   CUSIP NUMBER.

             The CUSIP No. for the shares of Common Stock of the Issuer is 989580-10-5.

Item 3.      NOT APPLICABLE.

Item 4.      OWNERSHIP.

(a)-(b)      AMOUNT BENEFICIALLY OWNED AND PERCENT OF CLASS.

                As of December 31, 1996, Mr. Anderson beneficially owned 252,423 shares, or 13.6%, of the Common Stock of the Issuer.

(c)(i)-(iv)  VOTING AND DISPOSITIVE POWER

                 Mr. Anderson has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 252,423 shares of Common Stock of the Issuer.


                                Page 3 of 5 Pages

Item 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             Not applicable

Item 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Not applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             Not applicable

Item 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not applicable

Item 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not applicable

Item 10.     CERTIFICATION.

             Not applicable


                                Page 4 of 5 Pages

-----------------------                                 -----------------------
CUSIP NO. 989580-10-5                  13G                    PAGE 5 OF 5 PAGES
-----------------------                                 -----------------------



    After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    Date: February 3, 1997



                                     By:  /s/ David E. Anderson
                                          ---------------------------------
                                          David E. Anderson



1542176